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                            June 21, 2024

       Michael Lau
       Chief Executive Officer
       Anbio Biotechnology
       Friedrich-Ebert-Anlage 49, 60308
       Frankfurt am Main
       Germany

                                                        Re: Anbio Biotechnology
                                                            Amendment No. 2 to
Draft Registration Statement on Form F-1
                                                            Submitted June 10,
2024
                                                            CIK No. 0001982708

       Dear Michael Lau:

            We have reviewed your amended draft registration statement and have the following comments.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

               After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our
       March 22, 2024 letter.

       Amendment No. 2 to Draft Registration Statement on Form S-1, Submitted June 10, 2024

       Our Strategies
       Expand Market Share in the Diagnostic and Biotechnology Sectors, page 48

   1. We note your revised disclosure that, for the fiscal year ended December 31, 2023, you recognized 40% of your
total revenue from non-COVID-19 related products. Please
                                                        further revise your
disclosure to clarify the main categories of non-COVID-19 related products that
contributed to your revenue. Refer to Item 4.a of Form F-1 and Item 4.B.1 of
                                                        Form 20-F.
 Michael Lau
FirstName  LastNameMichael Lau
Anbio Biotechnology
Comapany
June       NameAnbio Biotechnology
     21, 2024
June 21,
Page 2 2024 Page 2
FirstName LastName
Our Products, page 50

2. We note your response to prior comment 13, including your disclosure that you have commenced sales of your non-COVID products and your disclosure that "[t]he IVDR approval process would have no bearing with respect to the sales of [y]our non-COVID products." However, we also note your disclosure on page 52 that you "are currently preparing the documentation for the IVDR registration of [y]our non-COVID-19 IVD products" and that you "anticipate IVDR approval by December 31, 2026." Please further revise your disclosure to clarify the purpose and significance of the IVDR registration on your non-COVID products if the approval process has no bearing with respect to the sales of such products.
Executive Compensation
Compensation of Directors, page 76

3. We note your response to prior comment 21. Please also update your director compensation disclosures for the fiscal year ended December 31, 2023. Refer to Item 4.a of Form F-1 and Item 6.B. of part I of Form 20-F.
       Please contact Sasha Parikh at 202-551-3627 or Daniel Gordon at 202-551-3486 if you
have questions regarding comments on the financial statements and related matters. Please contact Jessica Dickerson at 202-551-8013 or Tim Buchmiller at 202-551-3635 with any other questions.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of Life
Sciences
cc:      William S. Rosenstadt, Esq.